UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

tronc, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

89703P107

(CUSIP Number)

Merrick Media, LLC

350 North Orleans Street, 10th Floor

Chicago, Illinois 60654

(312) 994-9494

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107	Page 2 of 9 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Merrick Media, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,220,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,220,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89703P107	Page 3 of 9 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Merrick Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,047,788 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,047,788 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,047,788 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.84%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89703P107	Page 4 of 9 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Michael W. Ferro, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,050,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,050,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,050,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.84%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89703P107	Page 5 of 9 Pages

SCHEDULE 13D/A

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on February 12, 2016, as amended by Amendment No.1 thereto filed on November 10, 2016 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 2 is being filed to report the termination of the Trading Plan and changes in the beneficial ownership of the Reporting Persons as a result of the purchase of Shares pursuant to the Trading Plan and in a privately negotiated transaction.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On December 23, 2016, Merrick Venture Management, LLC (“Merrick Management”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with a private seller pursuant to which Merrick Management purchased 2,500,000 Shares at a price of $15.00 per share for an aggregate purchase price of $37,500,000. On December 23, 2016, following the entry into the Stock Purchase Agreement, Merrick Management terminated the Trading Plan. Using cash on hand in the amount of approximately $15,356,651 from working capital (excluding commissions), a total of 1,327,788 Shares were purchased pursuant to the Trading Plan during the last sixty (60) days, inclusive of any transactions effected through the termination of the Trading Plan on December 23, 2016.

The following table sets forth all transactions with respect to Shares effected.

Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Merrick Venture Management, LLC	11/7/16	55,852	$10.0898
Merrick Venture Management, LLC	11/8/16	800,000	$11.1759
Merrick Venture Management, LLC	11/9/16	150,000	$11.6783
Merrick Venture Management, LLC	11/10/16	15,000	$11.6037
Merrick Venture Management, LLC	11/11/16	12,000	$12.2278
Merrick Venture Management, LLC	11/14/16	23,717	$12.5067
Merrick Venture Management, LLC	11/15/16	30,000	$12.5902
Merrick Venture Management, LLC	11/16/16	38,110	$12.8338
Merrick Venture Management, LLC	11/17/16	26,339	$12.7416
Merrick Venture Management, LLC	11/18/16	21,000	$12.7376
Merrick Venture Management, LLC	11/21/16	37,266	$12.6777
Merrick Venture Management, LLC	11/22/16	16,509	$12.732
Merrick Venture Management, LLC	11/23/16	9,432	$12.9626
Merrick Venture Management, LLC	11/25/16	5,000	$12.8815
Merrick Venture Management, LLC	11/28/16	27,694	$12.9332
Merrick Venture Management, LLC	11/29/16	15,253	$12.9526
Merrick Venture Management, LLC	11/30/16	10,922	$12.9370
Merrick Venture Management, LLC	12/6/16	4,500	$13.3496
Merrick Venture Management, LLC	12/7/16	4,000	$13.4979
Merrick Venture Management, LLC	12/13/16	4,000	$13.3487
Merrick Venture Management, LLC	12/14/16	12,000	$12.993
Merrick Venture Management, LLC	12/15/16	700	$13.0814
Merrick Venture Management, LLC	12/16/16	6,000	$13.4779
Merrick Venture Management, LLC	12/19/16	2,494	$13.4727
Merrick Venture Management, LLC	12/23/16(1)	2,500,000	$15.00

(1)	Represents a purchase in a privately negotiated transaction.

CUSIP No. 89703P107	Page 6 of 9 Pages

SCHEDULE 13D/A

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 23, 2016, Merrick Management entered into the Stock Purchase Agreement pursuant to which Merrick Management purchased 2,500,000 Shares at a price of $15.00 per share for an aggregate purchase price of $37,500,000. On December 23, 2016, following the entry into the Stock Purchase Agreement, Merrick Management terminated the Trading Plan. Using cash on hand in the amount of approximately $15,356,651 from working capital (excluding commissions), a total of 1,327,788 Shares were purchased pursuant to the Trading Plan during the last sixty (60) days, inclusive of any transactions effected through the termination of the Trading Plan on December 23, 2016.

Except as disclosed herein, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed herein, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and may determine at any time or from time to time, either alone or as part of a group:

•	to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or otherwise,

•	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, in privately negotiated transactions, or otherwise, or

•	to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer’s business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant.”

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons directly own 9,047,788 Shares, which represent 24.84% of the Issuer’s total Shares outstanding. In addition, Mr. Ferro owns 2,212 stock units granted in lieu of quarterly cash director fees payable to Mr. Ferro. The stock units are to be settled in Shares upon the earlier of (i) Mr. Ferro’s termination of service as a director of the Issuer and (ii) a change in control. As a result, Mr. Ferro beneficially owns 9,050,000 Shares, which represent 24.84% of the Issuer’s total Shares outstanding. Percentage ownership in this Schedule 13D is based upon a total of 36,428,232 Shares outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2016.

(b) Merrick Media has sole voting power and investment control with respect to the 5,220,000 Shares it owns. Merrick Management has sole voting power and investment control with respect to the 3,827,788 Shares it owns. Mr. Ferro has sole voting and dispositive power with respect to the

CUSIP No. 89703P107	Page 7 of 9 Pages

SCHEDULE 13D/A

2,212 Shares issuable upon settlement of stock units. Mr. Ferro is the manager of Merrick Management, which is the sole manager of Merrick Media. As a result, Mr. Ferro has sole voting and dispositive power over the Shares owned by Merrick Management and Merrick Management and Mr. Ferro have sole voting and dispositive power over the Shares owned by Merrick Media. Mr. Ferro does not directly own any Shares. Mr. Ferro, by virtue of his relationship to Merrick Management, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Merrick Management directly beneficially owns. Merrick Management and Mr. Ferro, by virtue of their relationship to Merrick Media, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Merrick Media directly beneficially owns. Mr. Ferro disclaims beneficial ownership of the Shares, except to the extent of his pecuniary interests therein.

Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the last sixty (60) days, inclusive of any transactions effected through the termination of the Trading Plan on December 23, 2016.

Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Merrick Venture Management, LLC	11/7/16	55,852	$10.0898
Merrick Venture Management, LLC	11/8/16	800,000	$11.1759
Merrick Venture Management, LLC	11/9/16	150,000	$11.6783
Merrick Venture Management, LLC	11/10/16	15,000	$11.6037
Merrick Venture Management, LLC	11/11/16	12,000	$12.2278
Merrick Venture Management, LLC	11/14/16	23,717	$12.5067
Merrick Venture Management, LLC	11/15/16	30,000	$12.5902
Merrick Venture Management, LLC	11/16/16	38,110	$12.8338
Merrick Venture Management, LLC	11/17/16	26,339	$12.7416
Merrick Venture Management, LLC	11/18/16	21,000	$12.7376
Merrick Venture Management, LLC	11/21/16	37,266	$12.6777
Merrick Venture Management, LLC	11/22/16	16,509	$12.732
Merrick Venture Management, LLC	11/23/16	9,432	$12.9626
Merrick Venture Management, LLC	11/25/16	5,000	$12.8815
Merrick Venture Management, LLC	11/28/16	27,694	$12.9332
Merrick Venture Management, LLC	11/29/16	15,253	$12.9526
Merrick Venture Management, LLC	11/30/16	10,922	$12.9370
Merrick Venture Management, LLC	12/6/16	4,500	$13.3496
Merrick Venture Management, LLC	12/7/16	4,000	$13.4979
Merrick Venture Management, LLC	12/13/16	4,000	$13.3487
Merrick Venture Management, LLC	12/14/16	12,000	$12.993
Merrick Venture Management, LLC	12/15/16	700	$13.0814
Merrick Venture Management, LLC	12/16/16	6,000	$13.4779
Merrick Venture Management, LLC	12/19/16	2,494	$13.4727
Merrick Venture Management, LLC	12/23/16(1)	2,500,000	$15.00	(1)

(1)	Represents a purchase in a privately negotiated transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 23, 2016, Merrick Management entered into the Stock Purchase Agreement pursuant to which Merrick Management purchased 2,500,000 Shares at a price of $15.00 per share for an aggregate

CUSIP No. 89703P107	Page 8 of 9 Pages

SCHEDULE 13D/A

purchase price of $37,500,000. On December 23, 2016, following the entry into the Stock Purchase Agreement, Merrick Management terminated the Trading Plan. This description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the text of the Stock Purchase Agreement, a copy of which (excluding pricing information) is attached as Exhibit 6 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

1.	Exhibit 6: Stock Purchase Agreement dated December 23, 2016

CUSIP No. 89703P107	Page 9 of 9 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016

MERRICK MEDIA, LLC

BY: MERRICK VENTURE MANAGEMENT, LLC
ITS: SOLE MANAGER

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Its: Manager

MERRICK VENTURE MANAGEMENT, LLC

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Its: Manager

MICHAEL W. FERRO, JR.

By:	/s/ Michael W. Ferro, Jr.

EXECUTION VERSION

Exhibit 6

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of December 23, 2016, by and between HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Seller”), and Merrick Venture Management, LLC, an Illinois limited liability company (the “Purchaser”).

RECITALS

A. The Seller is the beneficial owner of 3,625,000 shares of the common stock, $0.01 par value per share (the “Common Stock”), of tronc, Inc., a Delaware corporation (the “Company”).

B. The Seller desires to sell 2,500,000 shares of the Common Stock to the Purchaser (the “Shares”), and the Purchaser desires to purchase such Shares for $15.00 per share, subject to all of the terms, conditions, promises, representations and warranties set forth herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Sale and Purchase of the Shares. Subject to the terms and conditions of this Agreement, at the Closing (as hereinafter defined), the Seller shall sell, assign, transfer, convey and deliver the Shares to the Purchaser, by instructing its broker to transfer the Shares to a broker account designated by the Purchaser, and the Purchaser shall purchase the Shares from the Seller for the Purchase Price (as hereinafter defined). At the Closing, the Purchaser shall pay to the Seller cash in the total amount of the Purchase Price by wire transfer in immediately available funds to such account(s) as the Seller shall designate in writing. The term “Purchase Price” shall mean the total amount to be paid by the Purchaser to the Seller for all of the Shares, which amount shall be $37,500,000.00.

2. Closing. The Closing of the sale to, and purchase by, the Purchaser of the Shares (the “Closing”) shall take place electronically at 12:00 p.m. Eastern time on the date hereof (the “Closing Date”).

3. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as of the Closing Date, that:

(a) The Seller has all necessary power and authority under all applicable provisions of applicable law to execute and deliver this Agreement and to carry out the provisions hereof. All action on the Seller’s part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

(b) This Agreement has been duly and validly executed and delivered by the Seller, and constitutes the valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as limited by general principles of equity that restrict the availability of equitable remedies.

(c) The execution, delivery and performance of this Agreement by the Seller will not: (i) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds the Seller; or (ii) conflict with or result in a material breach of or default under any indenture or loan or credit agreement or any other agreement or instrument to which the Seller is a party or by which the Seller or its properties may be affected or bound, except, in respect of each item mentioned above, as would not have a material adverse effect on the Purchaser or the transactions contemplated hereby.

(d) The Shares are beneficially owned by the Seller free and clear of any and all restrictions on transfer, taxes, liens, encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands; and the Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than pursuant to this Agreement).

(e) The stock power or other documentation executed and delivered by the Seller to the Purchaser pursuant to Section 6.1(c) will be a valid and binding obligation of the Seller, enforceable in accordance with its terms, and will transfer to the Purchaser good, valid and marketable title to the Shares to be transferred by the Seller to the Purchaser pursuant to and contemplated by this Agreement, free and clear of all encumbrances whatsoever, other than those that may be created by the Purchaser.

(f) The Seller has not relied upon any representation or other information from the Purchaser (whether oral or written) with respect to the Company.

(g) The Seller has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares and has independently and without reliance upon the Purchaser or its agents made its own analysis and decision to sell the Shares.

4. Representations and Warranties of Purchaser. The Purchaser hereby represents and warrants to the Seller as of the Closing Date, that:

(a) The Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions hereof. All action on the Purchaser’s part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

(b) This Agreement has been duly and validly executed and delivered by the Purchaser, and constitutes the valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and/or (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) The execution, delivery and performance of this Agreement by the Purchaser will not: (i) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds the Purchaser; or (ii) conflict with or result in a material breach of or default under any indenture or loan or credit agreement or any other agreement or instrument to which the Purchaser is a party or by which the Purchaser or its properties may be affected or bound.

(d) The Shares are being acquired by the Purchaser for investment for the Purchaser’s own account only, and not with a view to, or for resale in connection with, any “distribution” of such Shares within the meaning of the Securities Act of 1933 (the “Securities Act”).

(e) The Purchaser has not relied upon any representation or other information from the Seller (whether oral or written) with respect to the Company.

(f) The Purchaser has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares and has independently and without reliance upon the Seller or its agents made its own analysis and decision to purchase the Shares.

(g) The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act. The Purchaser is sophisticated and experienced in evaluating the merits and risks involved in an investment in the Shares. The Purchaser has the ability to bear the economic risks of its purchase of the Shares.

(h) The Purchaser’s purchase of the Shares is not the result of any general solicitation or general advertising by the Seller or any agent of the Seller.

(i) No investment bank, financial advisor, broker or finder has acted for the Purchaser in connection with this Agreement or the transactions contemplated hereby, and no investment bank, financial advisory, broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Purchaser.

(j) The Purchaser has funds readily and unconditionally available sufficient to fund the Purchase Price.

5. Nonpublic Information. The Seller further acknowledges and agrees that the Purchaser or affiliates of the Purchaser may now possess nonpublic information concerning the Company not known to the Seller, including confidential information which the Purchaser or its affiliates may have received from the Company directly, or by means of the service of Michael W. Ferro, Jr. (“Mr. Ferro”) as the Chairman and as a director of the Company, on a confidential basis or confidential information received by the Purchaser, its affiliates or Mr. Ferro from other sources. Such confidential information may include certain forecasts and projections, business plans and strategies and information relating to potential transactions relating to the Company (“Company Information”). The confidential Company Information may or may not be material, may or may not have been publicly disclosed by or on behalf of the Company, and may or may not be available to the Seller from sources other than the Purchaser. The Seller acknowledges that such Company Information may be material to the Seller’s decision to sell the Shares, and that if such Company Information was made known to the Seller, it could cause the Seller to not proceed with, or delay the timing of, the sale of its Shares, or could cause the Seller to change the terms and conditions, including the Purchase Price, of the sale of its Shares. The Seller, on behalf of itself and its equity owners, members, managers, officers, partners, affiliates, attorneys, agents, representatives, beneficiaries, heirs, successors and assigns (collectively, the “Seller Related Parties”), to the maximum extent permitted by applicable law, hereby:

(i) agrees that neither the Purchaser nor any of its affiliates nor any of the Purchaser’s or its affiliates’ respective current or former equity owners, members, managers, officers, partners, attorneys, agents, representatives, beneficiaries, heirs, successors and assigns (collectively, the “Purchaser Released Parties”) shall have any liability to the Seller Related Parties with respect to, based upon, arising from, resulting from, or relating to directly or indirectly the existence, substance, possession, disclosure, or nondisclosure of any Company Information whatsoever, whether arising directly or indirectly, primarily or secondarily, by contract or operation of law or otherwise, including, without limitation, as a matter of contribution, indemnification, set-off, rescission, or reimbursement;

(ii) waives, to the maximum extent permitted by law, any right, claim or cause of action at law or in equity with respect to, arising from, based upon, resulting from or relating to directly or indirectly the existence, substance, possession, disclosure or nondisclosure of any Company Information, including, without limitation, pursuant to Sections 10(b) and 20A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations promulgated by the Securities and Exchange Commission under the Exchange Act, or of any state statute or regulation;

(iii) forever releases and discharges the Purchaser Released Parties of and from any and all suits, demands, obligations, liabilities, claims and causes of action, contingent or otherwise, of every kind and nature, whether based on federal, state (including, without limitation, federal and state securities laws) or foreign law, at law and in equity, whether asserted, unasserted, absolute, contingent, known or unknown, which the Seller Related Parties may have against the Purchaser Released Parties, or any of them, to the extent arising from, relating to, based upon, resulting from, relating to directly or indirectly, or in connection with the existence, substance, possession, disclosure or nondisclosure of any Company Information; and

(iv) waives any and all protections afforded by any state or federal statute or regulation that would, if enforced, have the effect of limiting the enforceability or effectiveness of the foregoing releases or other foregoing provisions of this Agreement.

6. Conditions to Purchase and Sale of the Shares.

6.1 Conditions to Obligations of Purchaser. The obligation of the Purchaser to purchase the Shares is subject to the fulfillment or waiver of each of the following conditions on or before the Closing Date:

(a) Representations and Warranties. The representations and warranties of the Seller contained in Section 3 shall be true and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(b) Performance. The Seller shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Seller on or before the Closing Date.

6.2 Conditions to Obligations of the Seller. The obligation of the Seller to sell the Shares is subject to the fulfillment or waiver of each of the following conditions on or before the Closing Date:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 shall be true and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(b) Performance. The Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing Date.

(c) Rights Plan. The board of directors of the Company shall have taken all action necessary to either redeem the preferred share purchase right set forth in the Rights Agreement, dated as of May 9, 2016, as the same may be amended from time to time (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent, or waive the application of the Rights Agreement to the Purchaser such that, in any event, the purchase of the Shares by the Purchaser will not result in the Purchaser being deemed to be an “Acquiring Person” as set forth in the Rights Agreement.

(d) Insider Trading Policy. The Company shall have waived any restriction on trading applicable to the Purchaser as may be set forth in any insider trading policy or similar policy of the Company.

7. Miscellaneous.

(a) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(b) Entire Agreement; Enforcement of Rights; Amendment. This Agreement, together with any appendices hereto, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them related thereto. No modification of or amendment to this Agreement shall be effective unless in writing signed by the parties to this Agreement. Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. The failure by a party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

(c) Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties, and no ambiguity shall be construed in favor of or against any one of the parties.

(d) Counterparts; Originals. This Agreement may be executed in one or more counterparts and by PDF or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one instrument.

(e) Consultation with Advisors. The Seller and the Purchaser acknowledge and agree that they each had a full and complete opportunity to consult legal, tax and business advisors and have in fact consulted such advisors with respect to this Agreement and any matters hereunder to the extent it has deemed appropriate.

(f) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, nor an acquiescence therein, nor a waiver of or acquiescence in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(g) Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and received: (i) on the date of personal service thereof; (ii) on the third business day after mailing, if the notice is mailed by registered or certified mail; (iii) one business day after being sent by professional or overnight courier or messenger service guaranteeing overnight delivery, with receipt confirmed by the courier; or (iv) on the date of transmission if sent by email, facsimile or by such other means of electronic transmission resulting in written copies, with receipt confirmed. Any such notice shall be delivered or addressed to the parties at the most recent address specified by the addressee. Failure to conform to the requirements that mailings be done by one of the above-specified methods shall not defeat the effectiveness of notice actually received by the addressee.

(h) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

(i) Successors and Assigns. The terms of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

(j) Survival. Each of the representations and warranties, covenants and agreements, set forth in this Agreement shall survive the Closing under this Agreement.

(k) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

(l) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby, including, with respect to the Seller, execution, acknowledgement and delivery of all further assignments, transfers and any other such instruments of conveyance, upon the reasonable request of the Purchaser, to confirm the sale of the Shares hereunder.

(m) Transaction Expenses. The parties shall be responsible for their own fees and expenses related to the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first set forth above.

THE SELLER:

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	HG Vora Capital Management, LLC,
Acting in its capacity as investment adviser

By:	/s/ Parag Vora
Name: Parag Vora
Title: Portfolio Manager

THE PURCHASER:

MERRICK VENTURE MANAGEMENT, LLC

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Title: Manager